UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended September 30, 1998


                          Commission file number 1-8022



                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                 CSX CORPORATION
                            AND AFFILIATED COMPANIES



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          INDEX TO FINANCIAL STATEMENTS





Audited Financial Statements                                            Page No.

        Report of Independent Auditors                                  3

        Statement of Net Assets Available for Plan Benefits,
        With Fund Information - September 30, 1998                      4

        Statement of Net Assets Available for Plan Benefits,
        With Fund Information - September 30, 1997                      5

        Statement of Changes in Net Assets Available for Plan
        Benefits, With Fund Information - Fiscal Year Ended
        September 30, 1998                                              6

        Statement of Changes in Net Assets Available for Plan
        Benefits, With Fund Information - Fiscal Year Ended
        September 30, 1997                                              7

        Notes to Financial Statements                                   8-13

Supplemental Schedules

        Schedule of Assets Held for Investment Purposes
        - September 30, 1998                                            15-16

        Schedule of Reportable Transactions                             17

Signature                                                               18

                         Report of Independent Auditors



The Pension Committee
Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated
     Companies
CSX Corporation
Richmond, Virginia


We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the "Plan") as of September 30, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1998 and 1997, and the changes in its net assets available for plan benefits for the fiscal years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1998 and reportable transactions for the fiscal year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP



Jacksonville, Florida
March 26, 1999

                                                  TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                                 AND AFFILIATED COMPANIES
                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                                     SEPTEMBER 30, 1998
                                                                   (Dollars in Thousands)
                                                                                                        Non-
                                                                                                     Participant
                                                      Participant Directed                            Directed
                     ----------------------------------------------------------------------------   -----------
                                           Vanguard                              Morgan
                                Fidelity   Institu-    Twentieth  Twentieth     Stanley     CSX         CSX
                     Stable     Equity-     tional      Century    Century   International Common      Common
                     Interest   Income      Index       Select     Vista         Equity    Stock       Stock       Loan
                      Fund       Fund        Fund        Fund       Fund          Fund      Fund        Fund       Fund     Total
                     ---------------------------------------------------------------------------    -----------  -------- --------
ASSETS
 Investments
  Mutual Funds       $      -   $107,380   $117,688    $89,642     $10,445    $20,112     $     -  $      -    $     -    $345,267
  Common Stock
   of CSX
   Corporation              -         -          -          -            -          -      50,623   160,304          -     210,927
  Guaranteed
   Investment
   Contracts          182,254         -          -          -            -          -           -         -          -     182,254
  Collective Trust
   Fund                25,566         -          -          -            -          -           -         -          -      25,566
  Loans to
   Participants             -         -          -          -            -          -           -         -     27,600      27,600
  Cash and Cash
   Equivalents          1,298        40         46         32            6         11         223       708          -       2,364
                     --------   --------   ---------   ---------  ---------   ----------- -------   ----------  -------  ---------
                      209,118   107,420    117,734     89,674       10,451     20,123      50,846   161,012     27,600    793,978

 Contributions
  Receivable              662       491        676        402          133        143         264       834          -      3,605
                     --------   --------   ---------   ---------  ---------   ----------- -------   ----------- -------  ---------

TOTAL ASSETS          209,780   107,911    118,410     90,076       10,584     20,266      51,110   161,846     27,600    797,583

LIABILITIES
 Accrued Expenses          80        41         45         34            4          8          19        60          -        291
                     --------   --------   ---------   ---------  ---------   ----------- -------   ----------  -------  ---------
TOTAL LIABILITIES          80        41         45         34            4          8          19        60          -        291

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS       $209,700  $107,870   $118,365    $90,042      $10,580    $20,258     $51,091   $161,786    $27,600  $797,292
                     ========   ========   =========   =========  =========   ========== ========   =========== =======  =========


See Notes to Financial Statements.

                                                   TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                                    AND AFFILIATED COMPANIES
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                                      SEPTEMBER 30, 1997
                                                                    (Dollars in Thousands)
                                                                                                        Non-
                                                                                                     Participant
                                                      Participant Directed                            Directed
                    -----------------------------------------------------------------------------   -----------
                                           Vanguard                            Morgan
                                Fidelity   Institu-   Twentieth  Twentieth    Stanley       CSX         CSX
                    Stable      Equity-    tional      Century    Century   International  Common      Common
                    Interest    Income      Index       Select     Vista       Equity      Stock       Stock       Loan
                     Fund        Fund       Fund         Fund       Fund        Fund        Fund        Fund       Fund       Total
                    -----------------------------------------------------------------------------    --------    -------    --------
ASSETS
 Investments
  Mutual Funds      $      -   $113,180   $100,202    $74,952      $21,990    $20,926      $     -   $      -     $    -    $331,250
  Common Stock
   of CSX
   Corporation             -          -          -          -            -          -       51,197    218,262          -     269,459
  Guaranteed
   Investment
   Contracts         187,163          -          -          -            -          -            -          -          -    $187,163
  Collective Trust
   Fund               16,866          -          -          -            -          -            -          -          -      16,866
  Loans to
   Participants            -          -          -          -            -          -            -          -     28,123      28,123
  Cash and Cash
   Equivalents             9          5          4          3            1          1          196        833          -       1,052
                    --------    --------   ---------   ---------  --------- -------------  -------   -----------   -------- --------
                     204,038    113,185    100,206     74,955       21,991     20,927       51,393    219,095     28,123     833,913

 Contributions
  Receivable             609        463        537        336          170        134          368        881          -       3,498
                    --------    --------   ---------   ---------  --------- -------------  -------   -----------   -------- --------

TOTAL ASSETS         204,647    113,648    100,743     75,291       22,161     21,061       51,761    219,976      28,123    837,411

LIABILITIES
 Accrued Expenses        433         35         30         23            6          6           16         67          -         616
                    --------    --------   ---------   ---------  --------- -------------  -------   -----------   -------- --------
TOTAL LIABILITIES        433         35         30         23            6          6           16         67          -         616

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS      $204,214   $113,613   $100,713    $75,268      $22,155    $21,055      $51,745   $219,909    $28,123    $836,795
                    ========   ========   =========   =========  ========= =============   =======   =========== ========   ========


See Notes to Financial Statements.

                                              TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                                 AND AFFILIATED COMPANIES
                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                            FISCAL YEAR ENDED SEPTEMBER 30, 1998
                                                                  (Dollars in Thousands)
                                                                                                     Non-
                                                                                                  Participant
                                                       Participant Directed                        Directed
                       -------------------------------------------------------------------------  -----------
                                           Vanguard                            Morgan
                                 Fidelity  Institu-   Twentieth Twentieth     Stanley     CSX        CSX
                        Stable   Equity-    tional     Century   Century    Internationa Common     Common
                       Interest   Income    Index       Select    Vista       Equity     Stock      Stock        Loan
                         Fund      Fund     Fund         Fund      Fund        Fund      Fund       Fund         Fund      Total
                       -------------------------------------------------------------------------   -------      --------   -------
ADDITIONS
 Investment Income:
  Dividends and
  Interest              $12,719   $1,919     $2,059    $   301     $    -     $   468    $ 1,390    $ 4,402       $2,352    $25,610
 Employer
  Contributions             105       50         61         36         18          17          -     10,714            -     11,001
 Participant
  Contributions           7,700    6,712      8,725      5,160      2,084       1,866      4,744          -            -     36,991
 Net Realized and
  Unrealized
  Appreciation
  (Depreciation) in
  Fair Value of
  Investments               844   (2,548)     6,727      9,419     (7,032)     (1,237)   (18,661)   (59,095)           -    (71,583)
                       --------- --------- --------    --------- ---------- ------------ --------  -----------    -------   --------
                         21,368    6,133     17,572     14,916     (4,930)      1,114    (12,527)   (43,979)       2,352      2,019

DEDUCTIONS
 Distributions to
  Participants           16,237    5,056      4,610      3,273        608         626      2,218      7,024        1,502     41,154
 Fees and Expenses           93       57         59         42          6          11         22         78            -        368
                       --------- --------- --------    --------- ---------- ------------ --------  -----------    -------   --------

                         16,330    5,113      4,669      3,315        614         637      2,240      7,102        1,502     41,522

INTERFUNDTRANSFERS          448   (6,763)     4,749      3,173     (6,031)     (1,274)    14,113     (7,042)      (1,373)         -
                       --------- --------- --------    --------- ---------- ------------ --------  -----------    -------   --------

NET INCREASE
 (DECREASE) IN NET
 ASSETS                   5,486   (5,743)    17,652     14,774    (11,575)       (797)      (654)   (58,123)        (523)   (39,503)

Net Assets Available
 for Plan Benefits
 at Beginning of
 Year                   204,214  113,613    100,713     75,268     22,155      21,055     51,745    219,909       28,123    836,795
                        -------- --------- --------    --------- ---------- ------------ --------  -----------   -------   --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR           $209,700 $107,870   $118,365    $90,042    $10,580     $20,258    $51,091   $161,786      $27,600   $797,292
                       ======== =========  ========    ========= ========== ============ ========  ===========   =======   ========

See Notes to Financial Statements.

                                                          TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                                            AND AFFILIATED COMPANIES
                                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                                    FISCAL YEAR ENDED SEPTEMBER 30, 1997
                                                                          (Dollars in Thousands)
                                                                                                        Non-
                                                                                                     Participant
                                                       Participant Directed                           Directed
                       ---------------------------------------------------------------------------   -----------
                                           Vanguard                             Morgan
                                 Fidelity  Institu-   Twentieth  Twentieth     Stanley      CSX         CSX
                       Stable    Equity-   tional      Century    Century    International Common      Common
                       Interest  Income     Index       Select     Vista        Equity     Stock       Stock      Loan
                        Fund      Fund      Fund         Fund       Fund         Fund       Fund        Fund      Fund       Total
                       ---------------------------------------------------------------------------   ----------- --------   --------
ADDITIONS
 Investment Income:
  Dividends and
  Interest              $13,091  $ 3,152    $ 1,501   $   415      $    -    $   317       $   939     $ 3,928    $2,209     $25,552
 Employer
  Contributions               -        -          -         -           -          -             -      10,940         -      10,940
 Participant
  Contributions           8,793    6,318      7,480     4,458       2,832      1,928         4,722           -         -      36,531
 Net Realized and
  Unrealized
  Appreciation in
  Fair Value of
  Investments                 -   27,551     25,439    18,815          11      4,190         8,328      29,889         -     114,223

 Affiliated Plan
   Merger                 6,411        -        938     1,269           -          -             -           -         -       8,618
                        --------  --------  --------   ---------  ---------   ------------  -------   ----------- -------   --------
                         28,295   37,021     35,358    24,957       2,843      6,435        13,989      44,757     2,209     195,864

DEDUCTIONS
 Distributions to
  Participants           13,345    3,886      3,422     2,437         802      1,049         1,679       6,728     1,752      35,100
 Fees and Expenses          288      104         91        69          20         19            47         198         -         836
                       --------  --------  --------   ---------- ---------   ------------- -------   ----------- -------    --------
                         13,633    3,990      3,513     2,506         822      1,068         1,726       6,926     1,752      35,936

INTERFUND TRANSFERS     (3,070)       28      7,910     3,274      (5,039)      (941)          969      (3,513)      382           -
                       --------  --------  --------   ---------- ---------   ------------- -------   ----------- -------    --------
NET INCREASE
 (DECREASE) IN NET
 ASSETS                  11,592   33,059     39,755    25,725      (3,018)     4,426        13,232      34,318       839     159,928

Net Assets
 Available for
 Plan Benefits at
 Beginning of Year      192,622   80,554     60,958    49,543      25,173     16,629        38,513     185,591    27,284     676,867
                       --------  --------  --------   ---------- ---------   ------------- -------   ----------- -------    --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR           $204,214  $113,613  $100,713   $75,268     $22,155    $21,055       $51,745    $219,909   $28,123    $836,795
                       ========  ========  ========   ========== =========   ============= =======   =========== =======    ========

See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                             (Dollars in Thousands)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies ("the Plan") are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

Investments in guaranteed investment contracts and collective trust participation units included in the Stable Interest Fund are fully benefit responsive and, accordingly, are reported at cost plus accrued interest, which is contract value. Contract value approximates fair value. At September 30, 1998 and September 30, 1997, interest rates on guaranteed investment contracts of the Stable Interest Fund ranged from 5.37% to 8.35% and 5.37% to 8.35%, respectively. The average yield on the Plan's investments in the Stable Interest Fund for the years ended September 30, 1998 and September 30, 1997 was 6.16% and 6.09%, respectively. Investments in mutual funds and CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. Investments in loans to participants are carried at their outstanding principal balances, which approximates fair value. Such loans bear interest at the prime rate in effect at the beginning of the quarter in which each loan originated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to or deductions from net assets. Actual results may differ from those estimates.

Certain amounts have been reclassified from the 1997 financial statements to be consistent with the presentation in the 1998 financial statements.

During 1998, the Plan became a multi-employer Plan as a result of the change in participation of American Commercial Barge Line LLC (see Note 5).

NOTE 2--DESCRIPTION OF THE PLAN

A complete description of Plan provisions, including those relating to contributions, vesting, withdrawals, loans and distributions, is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General:  The Plan is a multi-employer  defined contribution plan subject to the
-------
provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is voluntary and is limited to full-time salaried employees

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                     NOTES TO FINANCIAL STATEMENTS,CONTINUED
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

and  certain   non-union  hourly  employees  of  CSX  Corporation  and  adopting affiliated companies (the "Employer").

Investment  Alternatives:  Participant  contributions  may be invested in one or
------------------------
more of the following investment funds: (1) the Stable Interest Fund, consisting primarily of guaranteed investment contracts issued by highly-rated insurance companies; (2) the Fidelity Equity-Income and Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for a combination of income and capital growth potential; (3) the Vanguard S&P 500 Index Fund, consisting of a mutual fund that invests in common and capital stocks selected primarily to duplicate the performance of the stock market as a whole; (4) the Twentieth Century Select Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential;
(5) the Twentieth Century Vista Fund, consisting of a mutual fund that invests in the common stocks of small to medium-sized companies selected primarily for capital growth over time; (6) the Morgan Stanley International Equity Fund, consisting of a mutual fund that invests in the stocks of companies located outside the United States selected primarily to achieve long-term growth by participating in the growth of foreign economies; and (7) the CSX Common Stock Fund, consisting of investments in CSX Corporation common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or
-------------------------
her base compensation, in 1% multiples, to the Plan (the "basic contributions"). In addition, the Plan permits participants to contribute up to 20% of any incentive compensation to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the IRC and may be invested in any combination of the seven investment alternatives. Investment direction may be revised by participants daily.

Subject to certain limitations, a participant may also reinvest distributions received from another qualified plan into the Plan.

Employer Contributions: The Employer matches a participant's basic contributions
----------------------
in an amount equal to the lesser of 50% of those contributions or 3% of his or her base compensation. Employer matching contributions are made in the form of cash deposits to the CSX Stock Fund, which are reported in the non-participant directed portion of the CSX Stock Fund in the accompanying financial statements. A participant's incentive compensation contributions are not matched. Profit-sharing contributions may also be made at the discretion of the Board of Directors of CSX. Participants of the Plan who have attained age 55 may reallocate their interest in the non-participant directed CSX Common Stock Fund, in multiples of 10%, to other investment alternatives offered under the Plan.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                     NOTES TO FINANCIAL STATEMENTS,CONTINUED
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Vesting,  Withdrawals,  Loans and  Distributions:  Participants  are immediately
------------------------------------------------
vested in all contributions made to their accounts plus investment earnings thereon. Withdrawals, loans and distributions are controlled in accordance with the provisions of the Plan.

Participant Accounts: Each participant's account is credited or charged with the
--------------------
participant's contributions, the employer's contributions, and an allocation of the Plan's earnings, losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

Plan  Termination:  Although  it has not  expressed  any  intent  to do so,  the
-----------------
Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

Administrative Expenses: The administrative expenses of the Plan are paid by CSX
-----------------------
or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in fiscal years 1998 and 1997.

NOTE 3--INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed  Investment  Contracts:  Substantially  all of the assets held in the
---------------------------------
Stable Interest Fund are invested in guaranteed investment contracts issued by various insurance companies. These contracts contain provisions which may impose penalties for withdrawals prior to the scheduled maturity dates. In addition, this Fund invests in the American Express Trust Collective Income Fund, a collective trust fund which invests primarily in guaranteed investment contracts issued by insurance companies. The collective trust fund is managed by American Express Financial Services. At September 30, 1998 and 1997, there were no individual investment contracts that represented 5% or more of the Plan's net assets available for plan benefits.

Mutual  Funds:  Substantially  all of the assets  held in the  Fidelity  Equity-
-------------
Income and Growth Fund at September 30, 1998 and 1997, are invested in the Fidelity Equity-Income and Growth Fund, a mutual fund managed by Fidelity Management & Research Company.

Substantially all of the assets held in the Vanguard S&P 500 Index Fund at September 30, 1998 and 1997 are invested in the Vanguard Institutional Index Trust Fund, a mutual fund managed by the Vanguard Group.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 3--INVESTMENTS--Continued

Substantially all of the assets held in the Twentieth Century Select Fund at September 30, 1998 and 1997, are invested in the Twentieth Century Select Investors Fund, a mutual fund managed by American Century Investments.

Substantially all of the assets held in the Twentieth Century Vista Fund at September 30, 1998 and 1997, are invested in the Twentieth Century Vista Fund, a mutual fund managed by American Century Investments.

Substantially all of the assets held in the Morgan Stanley International Equity Fund at September 30, 1998 and 1997, are invested in the Morgan Stanley International Equity Fund, a mutual fund managed by Morgan Stanley.

CSX Common Stock Fund:  Substantially   all of  the assets  held in this fund at
---------------------
September 30, 1998 and 1997, are invested in CSX common stock.

Loan Fund:  Substantially  all of  the assets held in this fund at September 30,
---------
1998 and 1997, consist of loans made to Plan participants from their accounts.

NOTE 4--PLAN MERGER

Effective October 1, 1996, the RF&P Railway Company Employee Thrift and Investment Plan was merged into the Plan. The merger resulted in a transfer of approximately $8,600 of net assets to the Plan.

NOTE 5--CHANGE IN PARTICIPATION OF AMERICAN COMMERCIAL BARGE LINE COMPANY LLC

On June 30, 1998, CSX conveyed its wholly-owned subsidiary, American Commercial Lines LLC (ACL), to a joint venture in which CSX holds a 32% interest. Employees of American Commercial Barge Line Company LLC (ACBLC), a wholly owned subsidiary of ACL, previously participated in the Plan. Pursuant to an Adoption Agreement signed June 30, 1998, ACBLC's eligible employees may continue to participate in the Plan.

Only persons employed by ACBLC on June 29, 1998, or employees hired by the newly formed venture after June 30, 1998, are eligible to participate in the Plan. ACBLC participants may not invest in the CSX Common Stock Fund and may reallocate amounts previously invested in the CSX Common Stock Fund to other investment alternatives.

NOTE 6--INCOME TAX STATUS

The Internal Revenue Service ruled on March 15, 1996, that the Plan qualifies under Sections 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The CSX Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. No provision for income taxes has been included in the Plan's financial statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 6--INCOME TAX STATUS--Continued

The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's continued qualified status.

NOTE 7--RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During fiscal years 1998 and 1997, the Plan reimbursed CSX and subsidiaries approximately $149 and $121, respectively, for those services which are considered reasonable and customary expenses of the Plan. During fiscal years 1998 and 1997, the Plan received $5,695 and $4,788, respectively, representing cash dividends from CSX common stock.

The trustee, The Northern Trust Company, routinely invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1998, transactions involving this account included 360 purchases with a total cost of $297,215 and 352 sales with a fair value of $297,147. For the fiscal year ended September 30, 1997, transactions involving this account included 213 purchases with a total cost of $211,919 and 218 sales with a fair value of $215,604.

NOTE 8--CONRAIL TRANSACTION

Due to the joint acquisition of Conrail Inc. by CSX and Norfolk Southern Corporation, approximately 790 former Conrail employees will become eligible for the Plan on or about June 1, 1999.

NOTE 9--COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant distributions processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                          September 30, 1998
                                                      -------------------------
Net assets available for plan benefits per the
  financial statements                                          $797,292
Distributions due but unpaid                                        (198)
                                                      -------------------------
Net assets available for plan benefits per the
  Form 5500                                                     $797,094
                                                      =========================

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 9--COMPARISON TO FORM 5500--Continued

The following is a reconciliation of distributions made to participants per the financial statements to the Form 5500:

                                                        Fiscal Year Ended
                                                        September 30, 1998
                                                      =======================
Distributions to participants per the
  financial statements                                         $41,154
Add:  Distributions due but unpaid
  at September 30, 1998                                            198
Less:  Distributions due but unpaid
  at September 30, 1997                                           (142)
                                                      -----------------------
Distributions to participants per the
  Form 5500                                                    $41,210
                                                      =======================

                             SUPPLEMENTAL SCHEDULES



                                                                                         SCHEDULE 27a

                                                  TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                                  AND AFFILIATED COMPANIES
                                                       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                     SEPTEMBER 30, 1998
                                                                   (Dollars in Thousands)

                                                                                    Current
           Issuer                   Description of Investment         Cost           Value
-------------------------------    -------------------------------    ----------    ------------
Guaranteed Investment Contracts
-------------------------------
AIG Life Insurance Co.           1-78042 Guaranteed Investment
                                 Contract                              $ 20,591        $ 20,591

Allstate Life Insurance Co.      GA-5867 Guaranteed Investment
                                 Contract                                 6,018           6,018

Allstate Life Insurance Co.      GA-5547 Guaranteed Investment
                                 Contract                                 8,895           8,895

Allstate Life Insurance Co.      GA-5797 Guaranteed Investment
                                 Contract                                 5,443           5,443

Commonwealth Life Insurance      ADA-00614 - FR Guaranteed
Co.                              Investment Contract                      5,450           5,450

Hartford Life Insurance Co.      GA-10131 Guaranteed Investment
                                 Contract                                10,801          10,801

J. P Morgan                      Synthetic Guaranteed Investment
                                 Contract                                74,048          74,048

Lincoln National Life            GA #9736 Guaranteed Investment
Insurance Co.                    Contract                                 7,302           7,302

Metropolitan Life Insurance      GA #13920 Guaranteed Investment
Co.                              Contract                                13,508          13,508

New York Life Insurance Co.      GA #06699002 Guaranteed
                                 Investment Contract                      5,304           5,304

New York Life Insurance Co.      GA #06699004 Guaranteed
                                 Investment Contract                      6,619           6,619

New York Life Insurance Co.      GA #06699005 Guaranteed
                                 Investment Contract                      6,738           6,738

New York Life Insurance Co.      GA #06699006 Guaranteed
                                 Investment Contract                      4,783           4,783

Prudential Life Insurance        GA #6497-503 Guaranteed
Co.                              Investment Contract                      6,754           6,754
                                                                      ----------    ------------
                                                                        182,254         182,254




                                                                               SCHEDULE 27a

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - Continued
                               SEPTEMBER 30, 1998
                             (Dollars in Thousands)

                                                                                       Current
             Issuer                    Description of Investment          Cost          Value
----------------------------------    ----------------------------    -------------    ---------
Mutual Funds
------------

Fidelity Equity-Income Fund                   2,164,917 Shares              82,779      107,380
Vanguard Institutional Index Fund             1,252,669 Shares              83,419      117,688
Twentieth Century Select
 Investors Fund                               1,897,586 Shares              76,886       89,642
Twentieth Century Vista Fund                  1,107,636 Shares              15,108       10,445
Morgan Stanley International
 Equity Fund                                  1,138,862 Shares              19,984       20,112
                                                                      -------------    ---------

                                                                           278,176      345,267
Common Stock
------------

*CSX Corporation                              5,016,396 Shares             170,615      210,927

Collective Trust Fund
---------------------

American Express Trust
 Managed Stable Capital Income
 Fund                                          1,947,172 units              25,349       25,566

Loans to Participants
---------------------

* Tax Savings Thrift Plan for
  Employees of CSX Corporation and        Range of interest rates charged
  Affiliated Companies                    6% to 10%                              -       27,600


Cash Equivalents
----------------

* Collective Short-Term Investment
  Fund of the Northern Trust Company          2,364,000 Shares               2,364        2,364
                                                                        -------------  ---------
TOTAL                                                                     $658,758     $793,978
                                                                        =============  =========

* Parties-in-Interest



                                                                                SCHEDULE 27d

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FISCAL YEAR ENDED SEPTEMBER 30, 1998
                             (Dollars in Thousands)

                                     Purchases                            Sales
                                 ------------------   ----------------------------------------------
                                                                  Value of
                                                                   Assets
                                                                  Sold on        Cost         Net
                                                                 Transaction      of         Gain
   Description of Assets         Number     Cost      Number        Date         Asset      (Loss)
----------------------------     -------   --------   -------    -----------   ---------    --------
Category (iii) - series of securities transactions in excess of 5% of plan assets
----------------------------------------------------------------------------------------------------
CSX Corporation Common
Stock Fund                          47     $ 50,156      30        $ 29,729    $ 18,020     $11,709

Collective Short-Term
Investment Fund of the
Northern Trust Company             360      297,215     352         297,147     297,147           -

Vanguard Index Trust - 500
Portfolio                          139       32,943     119          21,460      14,051       7,409

Twentieth Century Select
Investment Fund                    150       31,069     106          13,842      11,454       2,388

Fidelity Equity - Income           116       22,918     140          21,398      14,731       6,667
Fund

There were no category (i), (ii), or (iv) transactions during the fiscal year ended September 30, 1998.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES
                                    OF CSX CORPORATION AND AFFILIATED
                                    COMPANIES

                                    By: /s/ JAMES L. ROSS
                                    ----------------------------------------
                                    James L. Ross
                                    Vice President and Controller
                                    CSX Corporation
                                    (Plan Sponsor)

Date:  March 29, 1999